================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 23
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000


================================================================================

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The "Background" section under Item 4 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On October 6, 2001, Northrop Grumman and the Company entered into a confidentiality agreement. The text of this agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference.

     On October 8, 2001, General Dynamics announced that it has extended the General Dynamics Offer for all outstanding Shares of the Company from October 5, 2001 to October 12, 2001, at midnight E.D.T.

ITEM 9. EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (e)(1) Confidentiality Agreement between Northrop Grumman and the Company.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    NEWPORT NEWS SHIPBUILDING INC.


                                      By: /s/ STEPHEN B. CLARKSON
                                         -------------------------------
                                         Name:  Stephen B. Clarkson
                                         Title: Vice President,
                                                General Counsel and
                                                Secretary




Dated: October 9, 2001

                                INDEX TO EXHIBITS


Exhibit No.           Description
------------          --------------


(a)(1)                Not Applicable.

*(a)(2)               Letter to stockholders from William P. Fricks dated
                      June 6, 2001.

(a)(3)                Not Applicable.

(a)(4)                Not Applicable.

*(a)(5)(A)            Letter dated May 8, 2001 from Kent Kresa
                      to William P. Fricks (filed as Exhibit
                      (a)(5)(C) to the General Dynamics
                      Statement).

*(a)(5)(B)            Complaint filed by Patricia Heinmuller in
                      the Court of Chancery of the State of
                      Delaware, in and for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the General Dynamics
                      Schedule TO and incorporated herein by
                      reference).

*(a)(5)(C)            Complaint filed by Ellis Investments, Ltd. in the Court of
                      Chancery of the State of Delaware, in and for New Castle
                      County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                      Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)            Complaint filed by David Bovie in the
                      Court of Chancery of the State of
                      Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No. 2 to the General Dynamics
                      Schedule TO and incorporated herein by
                      reference).

*(a)(5)(E)            Complaint filed by Efrem Weitschner, in
                      the Court of Chancery of the State of
                      Delaware, in and for New Castle County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to Amendment No. 2 to the General Dynamics
                      Schedule TO and incorporated herein by
                      reference).

*(a)(5)(F)            Complaint filed by Eric van Gelder, in the
                      Court of Chancery of the State of
                      Delaware, in and for New Castle County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to Amendment No. 3 to the General Dynamics
                      Schedule TO and incorporated herein by
                      reference).

*(a)(5)(G)            Text of press release, dated June 6, 2001.

*(a)(5)(H)            Text of the June 2001, Volume 1 edition of
                      the For Your Benefit Newsletter, issued
                      and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)            Text of letter from Kent Kresa to William
                      B. Fricks dated June 15, 2001.

*(a)(5)(J)            Text of press release issued by Northrop
                      Grumman, dated June 21, 2001 (filed as
                      Exhibit (a)(5)(G) to the Northrop Grumman
                      Schedule TO and incorporated herein by
                      reference).

*(a)(5)(K)            Text of press release issued by General
                      Dynamics, dated June 25, 2001 (filed as
                      Exhibit (a)(5)(xiv) to the General
                      Dynamics Schedule TO and incorporated
                      herein by reference).

*(a)(5)(L)            Text of press release issued by the
                      Company, dated October 4, 2001.

*(a)(5)(M)            Text of letter from Kent Kresa to William
                      B. Fricks, dated October 4, 2001.

*(a)(5)(N)            Text of press release issued by the
                      Company, dated October 5, 2001.

(e)(1)                Confidentiality Agreement between
                      Northrop Grumman and the Company.

(g)                   Not Applicable.

* Previously filed.

                                                                  Exhibit (e)(1)


                    [LETTERHEAD OF NEWPORT NEWS SHIPBUILDING]




                                                          4101 Washington Avenue
                                               Newport News, Virginia 23607-2770
                                                               Tel: 757-380-2000
                                                              http://www.nns.com


                                                                    CONFIDENTIAL

                                                                 October 5, 2001



Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

Gentlemen:

          In connection with our mutual consideration of a possible negotiated transaction (a "Transaction") involving Newport News Shipbuilding Inc. ("NNS") and Northrop Grumman Corporation ("NGC"), NGC has requested certain information with respect to NNS and NNS has requested certain information with respect to NGC. Each party is prepared to make available to the other party certain information which is non- public, confidential or proprietary in nature regarding NNS or NGC, as the case may be, and which may be disclosed either in written form or orally (the "Evaluation Material"). With respect to any information disclosed in connection with a possible Transaction or otherwise pursuant to this Agreement, the party who has disclosed such information or on whose behalf such information has been disclosed is referred to herein as the "disclosing party" and the other party is referred to herein as the "receiving party".

          By execution of this letter agreement (the "Agreement"), NNS and NGC agree to treat all Evaluation Material received pursuant to the terms of this Agreement confidentially and to observe the terms and conditions set forth herein. For purposes of this Agreement, Evaluation Material shall include all information, regardless of the form in which it is communicated or maintained (whether prepared by the disclosing party or otherwise) that contains or otherwise reflects information concerning the disclosing party that the receiving party or its Representatives (as defined below) may be provided by or on behalf of the disclosing party in the course of the receiving party's evaluation of a possible Transaction. The term "Evaluation Material" shall also include all reports, analyses, notes, compilations, forecasts, studies or other documents or information prepared by the receiving party or its Representatives that are based on, contain or reflect any Evaluation Material ("Notes"). The term "Representatives" shall include a party's directors, officers, employees, partners, affiliates, agents, advisors, lawyers, accountants, consultants and financial advisors or representatives.

          The term "Evaluation Material" does not include any information that
(i) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by the receiving party or any of its Representatives, (ii) is or was available to the receiving party on a non-confidential basis from a source other than the disclosing party or its affiliates or advisors, provided that the source of such information was not known by the receiving party or any of its Representatives, after reasonable investigation, to be bound by a confidentiality agreement with the disclosing party or any of its affiliates or any other contractual, legal or fiduciary obligation of confidentiality to the disclosing party or any of its affiliates with respect to such material or (iii) has been independently acquired or developed by the receiving party or any of its Representatives without violating any of the provisions of this Agreement.

          Each party agrees that it will keep the Evaluation Material received pursuant to the terms of this Agreement confidential and will not use the Evaluation Material for any purpose other than determining whether such party wishes to enter into a Transaction. Until the end of five years from the date of this Agreement, each party agrees not to disclose or allow disclosure to others of any Evaluation Material received pursuant to the terms of this Agreement, except that each party may disclose Evaluation Material to its Representatives to the extent necessary to permit such Representatives to assist such party in making the determination referred to in the prior sentence; provided, however, that each party shall require each of its Representatives to be bound by the terms of this Agreement to the same extent as if it was a party hereto and each party shall be responsible for any breach of this Agreement by any of its Representatives.

          Each party agrees that it will not use the Evaluation Material received pursuant to the terms of this Agreement in any way directly or indirectly detrimental to the other party. In particular, the receiving party agrees that for a period of two years from the date of signing of this Agreement the receiving party and its affiliates will not, as a result of knowledge or information obtained from the Evaluation Material or otherwise in connection with a possible Transaction, employ or attempt to employ or divert any employee of the disclosing party.

          Each party understands and acknowledges that none of the disclosing party or its affiliates, agents, advisors or representatives (i) have made or make any representation or warranty, expressed or implied, as to the accuracy, completeness or reasonableness of the Evaluation Material or (ii) shall have any liability whatsoever to the receiving party or its Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omission therefrom. Each party agrees that it is not entitled to rely on the accuracy or completeness of the Evaluation Material and that it will be entitled to rely solely on the representations and warranties made to such party by the other party in any definitive agreement.

          In the event that the receiving party or anyone to whom it transmits any Evaluation Material in accordance with this Agreement is requested or required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), in connection with any proceeding, to disclose any Evaluation Material, the receiving party will give the disclosing party prompt written notice of such request or requirement (and, in any event, before complying with any such request or requirement) so that the disclosing party may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and the receiving party will cooperate with the disclosing party to obtain such protective order. In the event that such protective order or other remedy is not obtained or the disclosing party waives compliance with the relevant provisions of this Agreement, the receiving party (or such other persons to whom such request is directed) will furnish only that portion of the Evaluation Material which, in the written opinion of its counsel, is legally required to be disclosed and, upon the disclosing party's request, use its best efforts to obtain assurances that confidential treatment will be accorded to such information.

          If either party decides that it does not wish to proceed with a Transaction, such party will promptly notify the other party of that decision. In that case, or if either party shall elect at any time to terminate further access by the other party to the Evaluation Material for any reason, each party will promptly destroy or redeliver to the other party all copies of the Evaluation Material, destroy all Notes, delete any non-oral information incapable of physical delivery (including, but not limited to, Evaluation Material held on any computer or word processor) and deliver to the other party a certificate executed by one of its duly authorized officers indicating that the requirements of this sentence have been satisfied in full. Notwithstanding the return or destruction of Evaluation Material and Notes, each party and its Representatives will continue to be bound by its obligations of confidentiality and other obligations hereunder.

          Each party agrees that unless and until a definitive agreement between the parties with respect to any Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such Transaction (other than as contained herein).

          Each party agrees that monetary damages would not be a sufficient remedy for any breach of this Agreement by it or its Representatives, that in addition to all other remedies each party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and neither party will oppose any application for injunctive relief, and each party further agrees to waive, and to use its best efforts to cause its Representatives to waive, any requirements for the securing or posting of any bond in connection with such remedy. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that either party or any of its Representatives has breached this Agreement, such party shall be liable and pay to the other party all expenses (including reasonable legal fees) in connection with such litigation, including any appeal therefrom.

          In the event that any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

          This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without regard to the conflicts of laws principles thereof. Each party hereby consents to nonexclusive jurisdiction of any Federal court or state court located in New York.

          If you are in agreement with the foregoing, please so indicate by signing, dating and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.



                                        Very truly yours,



                                        NEWPORT NEWS SHIPBUILDING INC.

                                        By /s/ Stephen B. Clarkson
                                           ------------------------------------
                                           Name:  Stephen B. Clarkson
                                           Title: Vice President, General
                                                  Counsel and Secretary


                                        Agreed and Accepted:

                                        NORTHROP GRUMMAN
                                        CORPORATION

                                        By /s/ W. Burks Terry
                                           ------------------------------------
                                           Name:  W. Burks Terry
                                           Title: Corporate Vice President and
                                                  General Counsel
                                           Date:  October 6, 2001